SUB-ITEM 77Q2

Based solely on a review of the copies of Forms 3, 4 and 5, and amendments thereto, furnished to MFS Government Markets Income Trust (the "Trust") with respect to its most recent fiscal year for trustees and certain officers of the Trust, directors and certain officers of MFS, certain persons affiliated with MFS, and greater than ten percent beneficial owners of the Trust's shares, the Trust believes all Section 16(a) transactions were reported on a timely basis, except for the following filing: Robert Uek made a Form 4 filing with the Trust on February 16, 2017.